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                         March 28, 2024

       Mark Pomeranz
       Chief Executive Officer
       Motus GI Holdings, Inc.
       1301 East Broward Boulevard, 3rd Floor
       Ft. Lauderdale, FL 33301

                                                        Re: Motus GI Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2024
                                                            File No. 333-278181

       Dear Mark Pomeranz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Steven M. Skolnick,
Esq.